CERTIFICATE OF QUALIFIED PERSON

I, Michael Munroe SME-RM, am employed as Geologist with Endeavour Silver Corp. of Vancouver, British Columbia, Canada.

This certificate applies to the technical report titled “Ni 43-101 Technical Report on the Resource Estimates for the San Sebastián Project Jalisco State Mexico” effective December 31, 2013 and dated 27 March 2014 (the “technical report”).

I am a Registered Member of the Society for Mining, Metallurgy, and Exploration (SME, #4151306RM).

I graduated from the Acadia University, Nova Scotia, Canada, with a Bachelors of Science with Specialization (B.Sc.S) degree in Geology in 1989. I have completed the Citation Program in Applied Geostatistics at the Centre for Computational Geostatistics (CCG) at the University of Alberta in 2006 followed by a Master of Science degree in Mining Engineering (Geostatistics) in 2012.

With the exception of my time at the University of Alberta (2007-2008) obtaining my Masters degree, I have practiced my profession continuously since 1986. I have been directly involved in narrow vein gold and silver exploration and mining operations in Canada, Mexico, United States, and Venezuela.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (NI 43–101).

I visited the San Sebastián Property on November 15th through November 17th, 2013.

I am responsible for all sections of the technical report.

I am not independent of Endeavour Silver Corp. as independence is described in Section 1.5 of NI 43-101.

I have been involved with the San Sebastián Property since November 2013 performing geological and numerical model review and validation.

I have read NI 43–101 and the technical report has been prepared in compliance with that Instrument.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated: 27 March 2014

“Signed and sealed”
_______________________________

Michael Munroe, SME-RM

Endeavour Silver Corp.
301-700 West Pender Street
Vancouver, BC V6C 1G8
Phone: (604) 685-9775
Fax: (604) 685-9744	www.edrsilver.com